SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s first quarter of
2016 financial and operating report

Mexico City, April 27, 2016 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2016.

We added 723 thousand postpaid subs in the quarter with Brazil and Mexico accounting for just over 200 thousand postpaid net adds each and Colombia 69 thousand. Our contract base was up 6.1% year-on-year.

Our prepaid subscriber base declined 4.1% year-on-year following the disconnection of 2.4 million clients in the first quarter including 908 thousand in Brazil and 702 thousand in Colombia.

On the fixed line platform we ended the quarter with 81.3 million RGUs, 3.8% more than a year before. This figure comprises 33.8 million landlines, 25.6 million broadband accesses and 21.9 million PayTV units.

First quarter revenues totaled 223 billion pesos, up 1.4% over the year with service revenues increasing 0.3% in Mexican peso terms and declining 1.1% at constant exchange rates, reflecting stronger competition and sharp reductions in interconnection rates. Fixed-broadband and PayTV revenues led the way, increasing 7.9% and 5.9% at constant exchange rates.

EBITDA of 61.7 billion pesos was down 9.6% in peso terms and 8.8% at constant exchange rates. The service revenue margin stood at 32.0%.  Operating profits fell 25.6% in peso terms reflecting both the EBITDA reduction and a 10.3% increase in depreciation and amortization charges.

Our comprehensive financing cost amounted to 21 billion pesos, 14.5% less than the year before, with net interest payments of 6.9 billion pesos.  Whereas our foreign exchange losses totaled 1.8 billion, other financial expenses reached 12 billion pesos.

We obtained a net profit of 4.8 billion pesos in the quarter, equivalent to 7 peso cents per share.

Our net debt totaled 577 billion pesos in March, down from 582 billion pesos in December. In flow terms gross debt was reduced by 23.7 billion pesos and net debt 14.0 billion pesos. Our net debt was equivalent to 2.0 times EBITDA (LTM).

Capital expenditures amounted to 26 billion pesos directed mostly to the deployment of 4G, the expansion of our fiber-optic networks and the build-up of capacity. In addition, we distributed 2.8 billion pesos to shareholders, mostly by way of share buy-backs.

América Móvil Fundamentals (IFRS)
	1Q16	1Q15
EPS (Mex$) (1)	0.07	0.12
Earning per ADR (US$) (2)	0.08	0.16
Net Income (millions of Mex$)	4,798	8,227
Average Shares Outstanding (billion) (3)	65.91	67.84
(1) Net Income / Average Shares outstanding
(2) 20 shares per ADR
(3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011

Relevant Events

On February 19th we announced that in the spectrum auction carried out by the Federal Telecommunications Institute (IFT) our subsidiary Telcel obtained the concession on 60 MHz nationwide, including 20 MHz in the AWS-1 band and 40 MHz in the AWS-3 band, to be added to the current spectrum holdings in that band. For this concession, which will expire on October 1, 2030, Telcel has made an upfront payment of $2,098 million pesos with an additional amount payable over the life of the concession.

On March 10th we issued bonds in the amount of €1.5 billion euros in two tranches; the first one for €850 million euros with a coupon of 1.500%, comes due in 2024; and the second one, for €650 million euros with a coupon of 2.125%, in 2028.

On April 18th, shareholders approved the payment of a cash dividend of MXP$0.28 to each of the shares of series “A”, “AA” and “L” payable in two equal installments on July 15 and November 11, 2016. In addition, the shareholders resolved to allocate the amount of 12 billion pesos to increase the funds available in our share buyback program.

Access Lines

We had a total of 365 million access lines at the end of March. This figure was 0.8% lower than a year before on account of mobile disconnections; it comprises 284 million wireless subscribers, 34 million landlines, 26 million broadband accesses and 22 million PayTV units.

We registered net disconnections of 1.7 million wireless subscribers in the first quarter that resulted in a 2.0% annual decline of our subscriber base. As for our fixed RGUs, they increased 3.8% year-on-year mostly on account of a 9.3% jump in broadband accesses.

América Móvil’s Subsidiaries as of March 2016
Country	Brand	Business	Equity Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.7%
	Sección Amarilla (1)	other	98.4%
	Telvista	other	89.4%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.6%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless	100.0%
	Telmex(1)	wireline	98.4%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	98.2%
Netherlands	KPN	wireless/wireline	21.1%
Austria	Telekom Austria	wireless/wireline	59.7%

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.82%. All companies are consolidated under the global consolidation method with the exception of KPN that since May, 2015 is deemed to be available for sale.

Wireless Subscribers

Our wireless subscriber base ended March with 284 million clients, after net disconnections of 1.7 million in the first quarter, with our postpaid subscriber base growing 6.1% year-on-year to 63.7 million clients. We  added 723 thousand postpaid subs in the quarter with Brazil and Mexico accounting for just over 200 thousand postpaid net adds each, and Colombia 69 thousand.

Our prepaid subscriber base declined 4.1% year-on-year following the disconnection of 2.4 million clients in the first quarter. In Brazil we disconnected 908 thousand clients that ceased to generate traffic, while in Colombia and Mexico we had 702 thousand and 405 thousand prepaid disconnections, respectively. We added prepaid subscribers in various regions, including Central America with 223 thousand, and the Argentinean block with 116 thousand.

Wireless Subscribers as of March 2016

	Total (Thousands)
Country	Mar’16	Dec’15	Var.%	Mar’15	Var.%
Argentina, Paraguay and Uruguay	22,885	22,820	0.3%	21,900	4.5%
Austria & CEE	20,529	20,711	-0.9%	19,994	2.7%
Brazil	65,289	65,978	-1.0%	71,942	-9.2%
Central America	15,584	15,317	1.7%	14,339	8.7%
Caribbean	5,331	5,261	1.3%	5,126	4.0%
Chile	6,465	6,366	1.6%	5,854	10.4%
Colombia	28,340	28,973	-2.2%	29,834	-5.0%
Ecuador	8,665	8,659	0.1%	10,505	-17.5%
Mexico	73,495	73,697	-0.3%	72,074	2.0%
Peru	12,070	12,084	-0.1%	12,390	-2.6%
USA	25,211	25,668	-1.8%	25,688	-1.9%
Total Wireless Lines	283,865	285,534	-0.6%	289,646	-2.0%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed Revenue Generating Units

We ended March with 81 million RGUs, 3.8% more than a year before as our fixed-broadband accesses climbed 9.3% year-on-year to reach 26 million. The total number of PayTV units was 22 million, up 1.7% even after net disconnections of DTH units in Brazil. Peru, Colombia and Central America have been our fastest growing operations on the fixed-line platform.

With 37 million, Brazil accounts for nearly half of our fixed RGUs: 45%, followed by Mexico with 22 million units or 27% of the total. Colombia represents 7% and Central America and Europe, each with approximately 6%.

Fixed-Line and Other Accesses (RGUs) as of March 2016

	Total (Thousands)
Country	Mar’16	Dec’15	Var.%	Mar’15	Var.%
Argentina, Paraguay and Uruguay	586	583	0.6%	588	-0.4%
Austria & CEE	5,594	5,642	-0.9%	4,458	25.5%
Brazil	36,876	36,627	0.7%	36,346	1.5%
Central America	5,071	4,950	2.5%	4,696	8.0%
Caribbean	2,553	2,511	1.7%	2,388	6.9%
Chile	1,250	1,236	1.2%	1,224	2.1%
Colombia	5,932	5,801	2.3%	5,471	8.4%
Ecuador	354	352	0.7%	357	-0.6%
Mexico	21,694	21,735	-0.2%	21,554	0.6%
Peru	1,434	1,375	4.3%	1,257	14.1%
Total RGUs	81,345	80,812	0.7%	78,340	3.8%
*Fixed Line, Broadband and Pay TV (Cable & DTH)

América Móvil Consolidated Results

The first quarter marked the worst beginning of the year for capital markets in general and for emerging markets in particular, with renewed concerns about the sustainability of growth in China impacting commodity prices across the board.  Oil prices were under severe pressure, reaching in mid-February their lowest level in at least 12 years.

The Mexican peso depreciated sharply in the first two months of the quarter, dragged down by oil prices. Currency volatility in Mexico and other countries was very high throughout the quarter making it difficult to manage the sale of dollar-based products such as handsets. In spite of this, economic activity was rather stable throughout the region with the major exception being Brazil.

Our revenues totaled 223 billion pesos in the first quarter, 1.4% more than the year before with service revenues increasing 0.3% in Mexican peso terms and declining 1.1% at constant exchange rates. Fixed-broadband and PayTV revenues led the way, increasing 7.9% and 5.9% year-on-year, as mobile data revenues decelerated, particularly in Mexico and Brazil. Mobile voice revenues were impacted by sharp reductions in interconnection rates in Peru, Colombia, Brazil and Chile. Central America continued to outperfom other regions, posting 5.9% service revenue growth at constant exchange rates.

America Movil's Income Statement (IFRS) Millions of Mexican pesos
	1Q16	1Q15	Var.%
Net Service Revenues	194,303	193,677	0.3%
Equipment Revenues	28,682	26,318	9.0%
Total Revenues	222,985	219,995	1.4%

Cost of Service	72,445	67,671	7.1%
Cost of Equipment	36,057	34,120	5.7%
Selling, General & Administrative Expenses	51,167	48,269	6.0%
Others	1,581	1,678	-5.8%
Total Costs and Expenses	161,251	151,737	6.3%

EBITDA	61,735	68,258	-9.6%
% of Total Revenues	27.7%	31.0%
Depreciation & Amortization	33,692	30,545	10.3%
EBIT	28,042	37,713	-25.6%
% of Total Revenues	12.6%	17.1%

Net Interest Expense	6,947	6,214	11.8%
Other Financial Expenses	11,912	170	n.m.
Foreign Exchange Loss	1,839	17,833	-89.7%
Comprehensive Financing Cost (Income)	20,699	24,216	-14.5%

Income & Deferred Taxes	2,223	4,397	-49.4%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	5,121	9,100	-43.7%

Equity Participation in Results of Affiliates	37	6	n.m.
Minority Interest	-360	-879	59.0%
Net Income	4,798	8,227	-41.7%

EBITDA came in at 62 billion pesos, down 9.6% from the year-earlier quarter in peso terms and 8.8% at constant exchange rates. It was equivalent to 27.7% of total revenues. Operating profits fell 25.6% in peso terms reflecting both the EBITDA reduction and a 10.3% increase in depreciation and amortization charges, an increase that for the most part reflected the amortization of intangible assets related to the acquisition of our stake in TKA.

Our comprehensive financing cost amounted to 21 billion pesos, 14.5% less than the year before, with net interest payments of 6.9 billion pesos.  Whereas our foreign exchange losses totaled 1.8 billion, other financial expenses—reflecting mostly changes in the value of derivatives—reached 12 billion pesos.

Balance Sheet (in accordance with IFRS) América Móvil Consolidated Millions of Mexican Pesos
	Mar'16	Dec '15	Var.%		Mar'16	Dec '15	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Ivestments	97,277	101,508	-4.2%	Short Term Debt*	76,893	119,590	-35.7%
Accounts Receivable	175,350	196,123	-10.6%	Accounts Payable	242,799	249,632	-2.7%
Other Current Assets	25,160	18,124	38.8%	Other Current Liabilities	62,299	56,313	10.6%
Inventories	35,790	35,577	0.6%		381,991	425,535	-10.2%
	333,577	351,332	-5.1%

Non Current Assets				Non Current Liabilities
Plant & Equipment	589,168	573,529	2.7%	Long Term Debt	597,634	563,627	6.0%
Investments in Affiliates	3,381	3,111	8.7%	Other Non Current Liabilities	154,876	146,470	5.7%
					752,511	710,097	6.0%
Deferred Assets
Goodwill (Net)	140,277	137,114	2.3%
Intangible Assets	107,780	101,750	5.9%	Shareholder's Equity	185,574	160,854	15.4%
Deferred Assets	145,893	129,652	12.5%

Total Assets	1,320,076	1,296,487	1.8%	Total Liabilities and Equity	1,320,076	1,296,487	1.8%
* Includes current portion of Long Term Debt

We obtained a net profit of 4.8 billion pesos in the quarter, equivalent to 0.07 Mexican peso cents per share and 0.08 dollar cents per ADR.

Our net debt totaled 577 billion pesos in March, down from 582 billion pesos in December. It was equivalent to 2.0 times LTM EBITDA. In flow terms our net debt was reduced by 14 billion pesos, with gross debt falling by 23.7 billion pesos. Our capital expenditures—which included 3.6 billion pesos in spectrum purchases—amounted to 26 billion pesos and shareholder distributions to 2.8 billion pesos.

Financial Debt of América Móvil Millions of U.S. Dollars
	Mar '16	Dec '15
Peso denominated debt	4,433	5,022
Bonds and other securities	4,271	4,869
Banks and others	162	153
U.S. Dollar - denominated debt	13,375	14,965
Bonds and other securities	12,647	12,670
Banks and others	728	2,295
Debt denominated in other currencies	20,955	19,720
Bonds and other securities	20,347	19,121
Banks and others	608	599
Total Debt*	38,763	39,707
Cash, Marketable Securities and Short Term Financial Investments	5,590	5,899
Net Debt**	33,172	33,808
*Includes the full face value of our hybrid bonds. **Does not include the net value of our derivatives position.

Mexico

We finished March with 73.5 million wireless subscribers in Mexico, having added 203 thousand postpaid subscribers—our postpaid base is up 11.8% year-on-year—and reduced by 405 thousand our prepaid subscriber base. On the fixed-line platform we had 21.7 million fixed RGUs, 0.6% more than a year before, with the number of fixed-broadband clients reaching 8.8 million, an increase of 4.2% over the prior year.

Our first quarter revenues totaled 64.8 billion pesos—down 2.6% year-on-year—with wireless revenues declining 3.3% and fixed-line revenues roughly flat from the year before. Service revenues were down 7.7% mostly on account of lower mobile voice revenues following the introduction of more competitive plans and the impact of the Easter Holidays.  Last year they took place in April whereas this year it was celebrated in March, affecting the annual comparisons. Significant exchange rate volatility in the quarter hampered our commercial operations.

EBITDA came in at 23.1 billion pesos, a 16.7% year-on-year decline, driven for the most part by the reduction in mobile and fixed voice revenues, but also reflecting rental payments made to Telesites, which did not appear in the results a year before.  The EBITDA margin was reduced to 35.7% in relation to total revenues. It is important to note that the impact of the currency depreciation on equipment revenues overstates the reduction of the EBITDA margin.

The decline from the year-earlier quarter to some extent reflects the impact of the currency depreciation on equipment sales—they were up 23.0% —and total revenues. In relation to service revenues, the reduction in the EBITDA margin was 4.3 percentage points.

We continued to make important investments to expand our 3G and 4G footprint and boost the overall capacity of our networks. Voice traffic increased 36% year-on-year and mobile data volumes surged 144%, led in part by increases in smartphone penetration: approximately 45% of our clients have a smartphone, up from 30% a year ago.

The additional 60 MHz of spectrum acquired in an auction last February, together with our investments in infrastructure, will enable us to multiply data volumes, increase data speeds and improve the overall service quality. Quality of service and superior coverage have been the main factors behind our continuing to gain clients under number portability: we reached record numbers of port-ins in February and March.

Income Statement (IFRS) Mexico Millions of MxP
	1Q16	1Q15	Var.%
Total Revenues*	64,816	66,562	-2.6%
Total Service Revenues	51,205	55,503	-7.7%
Wireless Revenues	41,661	43,084	-3.3%
Service Revenues	29,300	33,685	-13.0%
Equipment Revenues	11,618	9,444	23.0%
Fixed Line and Other Revenues	24,833	24,938	-0.4%

EBITDA	23,143	27,771	-16.7%
% total revenues	35.7%	41.7%
EBIT	16,671	21,343	-21.9%
%	25.7%	32.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	73,495	72,074	2.0%
Postpaid	11,431	10,229	11.8%
Prepaid	62,064	61,845	0.4%
MOU	319	253	26.1%
ARPU (MxP)	132	156	-15.4%
Churn (%)	4.1%	3.8%	0.4
Revenue Generating Units (RGUs)*	21,694	21,554	0.6%
Fixed Lines	12,851	13,066	-1.6%
Broadband	8,842	8,488	4.2%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

We ended March with 22.9 million wireless subscribers, 4.5% more than a year before. On the fixed-line platform we had 586 thousand fixed RGUs.

First quarter revenues topped nine billion Argentinean pesos; they were up 34.7% year-on-year with service revenues rising 37.1%. Wireless service revenues expanded 36.8% with data revenues accelerating to a 56.0% growth rate; data now makes up 54.3% of wireless service revenues. Fixed-line revenues—which represent only 8.7% of total service revenues—were up 41.9% annually to reach 609 million Argentinean pesos.

EBITDA of 3.3 billion Argentinean pesos jumped 43.9% relative to the year-earlier quarter. The EBITDA margin, 35.9% of revenues, climbed 2.3 percentage points in the period.

We continued with the rollout of 4G-LTE networks in Argentina that will consolidate our position as market leader and keep on gaining clients from mobile number portability given that we have the latest technologies and provide the best customer experience.

In February we were allocated the use of 30 MHz of spectrum in the 1700/2100 MHz frequency in Paraguay with the payment of 30 million dollars; we had made an upfront payment of 15 million dollars in December. We began the deployment of a 4G-LTE network, to be launched in the second half of the year.

Income Statement (IFRS) Argentina, Paraguay & Uruguay Millions of ARP
	1Q16	1Q15	Var.%
Total Revenues*	9,088	6,746	34.7%
Total Service Revenues	7,007	5,109	37.1%
Wireless Revenues	8,533	6,353	34.3%
Service Revenues	6,448	4,714	36.8%
Equipment Revenues	2,081	1,637	27.1%
Fixed Line and Other Revenues	609	429	41.9%

EBITDA	3,265	2,269	43.9%
% total revenues	35.9%	33.6%

EBIT	2,584	1,830	41.2%
%	28.4%	27.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	22,885	21,900	4.5%
Postpaid	2,557	2,750	-7.0%
Prepaid	20,328	19,150	6.1%
MOU	99	121	-17.8%
ARPU (ARP)	94	71	31.3%
Churn (%)	2.2%	2.4%	(0.1)
Revenue Generating Units (RGUs)*	586	588	-0.4%
* Fixed Line, Broadband and Pay TV

Brazil

Our wireless subscriber base ended March with 65.3 million clients, 9.2% less than in the same period of 2015. This figure factors in 908 thousand net disconnections of prepaid clients that were not generating traffic. It also incorporates 219 thousand net postpaid additions so our contract base rose 6.1% over the year.

On the fixed-line platform we reached 36.9 million fixed RGUs at the end of the quarter, 249 thousand more than a year before. This RGUs figure comprises 8.4 million broadband accesses—which represented an 8.0% increase over the year after connecting 243 thousand new units in the quarter—and 16.0 million PayTV units, including 280 thousand units from the acquisition of Blue Interactive.

Our revenues reached almost nine billion reais and were down 0.7% year-on-year as a result of a 24.6% decline in equipment revenues. Service revenues were somewhat higher than a year before, 0.3%, on the back of data revenue growth of 9.9% on the fixed-line platform, with PayTV revenues rising 4.1% as we continued to make inroads in the video-on-demand segment. Wireless voice revenues were down 12.8% following a reduction of 35% in the mobile termination rate—which had a net positive effect in termination costs—and as a result of lower usage and deactivation of prepaid clients.

First quarter EBITDA of 2.4 billion reais was up 1.2% relative to the prior year with the EBITDA margin rising to 26.3% from 25.8% a year before. Total costs came down 1.3% on an annual basis mostly on the back of greater network efficiencies that brought down service charges.

Income Statement (IFRS) Brazil Millions of BrL
	1Q16	1Q15	Var.%
Total Revenues*	8,954	9,013	-0.7%
Total Service Revenues	8,703	8,680	0.3%
Wireless Revenues	3,006	3,267	-8.0%
Service Revenues	2,757	2,944	-6.3%
Equipment Revenues	249	321	-22.4%
Fixed Line and Other Revenues	5,948	5,747	3.5%

EBITDA	2,357	2,329	1.2%
% total revenues	26.3%	25.8%

EBIT	147	387	-62.1%
%	1.6%	4.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	65,289	71,942	-9.2%
Postpaid	16,869	15,892	6.1%
Prepaid	48,420	56,050	-13.6%
MOU	129	93	38.0%
ARPU (BrL)	14	14	2.5%
Churn (%)	3.6%	3.1%	0.5
Revenue Generating Units (RGUs)*	36,876	36,346	1.5%
* Fixed Line, Broadband and Pay TV

Chile

After 99 thousand wireless net additions in the quarter, we ended March with 6.5 million subs, 10.4% more than a year before, while on the fixed-line platform we had 1.3 million RGUs.

Total revenues of 180.7 billion Chilean pesos were up 1.9% year over year, with service revenues rising 4.8% and equipment revenues declining 22.4%. Wireless revenues—representing two thirds of the total—were driven by mobile data revenues, which expanded 16.4% year-on-year and are now equivalent to 43.1% of service revenues. Wireless voice revenues however, declined 2.3% annually in part as a result of an 18.7% cut in mobile termination rates effective on January 1st. Fixed-data revenues increased 14.1% over the year, and more than offset the reduction in PayTV revenues, -1.8%.

At 13.3 billion Chilean pesos, EBITDA was 21.9% greater compared to the year before. It was equivalent to 7.3% of revenues. Operational efficiencies and good cost controls were instrumental in the strong improvement in EBITDA, that also reflects the positive net effect of lower interconnection costs.

Income Statement (IFRS) Chile Millions of ChP
	1Q16	1Q15	Var.%
Total Revenues*	180,706	177,387	1.9%
Total Service Revenues	166,022	158,459	4.8%
Wireless Revenues	118,218	116,914	1.1%
Service Revenues	102,860	98,124	4.8%
Equipment Revenues	14,684	18,928	-22.4%
Fixed Line and Other Revenues	68,048	65,448	4.0%

EBITDA	13,273	10,891	21.9%
% total revenues	7.3%	6.1%

EBIT	-39,505	-39,326	-0.5%
%	-21.9%	-22.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	6,465	5,854	10.4%
Postpaid	1,449	1,385	4.6%
Prepaid	5,016	4,469	12.2%
MOU	138	156	-11.9%
ARPU (ChP)	5,465	5,710	-4.3%
Churn (%)	5.2%	5.5%	(0.3)
Revenue Generating Units (RGUs)*	1,250	1,224	2.1%
* Fixed Line and Broadband and Pay TV

Colombia

Our wireless subscriber base finished March with 28.3 million subscribers after net disconnections of 702 thousand prepaid clients. In the postpaid segment we continued to make progress, adding 69 thousand subscribers.  On the fixed-line front we had a total of 5.9 million RGUs, 8.4% more than a year before. Broadband was the fastest growing division—rising 13.7% over the year to just almost two million accesses—followed by fixed-voice lines that expanded 11.6% to finish the quarter with 1.6 million lines.

The quarter’s revenues of 2.7 trillion Colombian pesos were down 5.0% relative to the year-earlier quarter, with service revenues declining 5.8% and equipment revenues falling 1.3%. The drop in service revenues stems from pressure in the wireless business which represents around two thirds of the revenues. Wireless data revenues expanded 16.8%—they account now for 45.2% of service revenues—but mobile voice revenues were pressured by a 33% drop in the interconnection rate and by an aggressive commercial environment, with some subscribers taking advantage of lower-priced plans. On the fixed-line platform we continued to deliver good growth with PayTV and voice revenues up 17.3% and 11.4% respectively, and data revenues increasing 8.4%.

EBITDA was down 12.7% relative to the year earlier quarter to 979 billion Colombian pesos. It was equivalent to 36.1% of revenues.

Income Statement (IFRS) Colombia Billions of COP
	1Q16	1Q15	Var.%
Total Revenues*	2,711	2,854	-5.0%
Total Service Revenues	2,215	2,352	-5.8%
Wireless Revenues	2,015	2,228	-9.6%
Service Revenues	1,502	1,712	-12.2%
Equipment Revenues	489	502	-2.7%
Fixed Line and Other Revenues	717	639	12.1%

EBITDA	979	1,122	-12.7%
% total revenues	36.1%	39.3%

EBIT	545	745	-26.8%
%	20.1%	26.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	28,340	29,834	-5.0%
Postpaid	5,938	5,840	1.7%
Prepaid**	22,401	23,994	-6.6%
MOU	204	220	-7.4%
ARPU (CoP)	17,248	19,067	-9.5%
Churn (%)	4.7%	3.9%	0.8
Revenue Generating Units (RGUs)*	5,932	5,471	8.4%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
** Fixed Line, Broadband and Television

Ecuador

At the end of March we had a total of 8.7 million wireless subscribers in Ecuador, 17.5% less than a year before. Yet, the postpaid subscriber base was up 9.4% year-on-year to 2.6 million contract clients after adding 71 thousand new clients in the quarter. On the fixed-line platform we had 354 thousand RGUs, slightly less than a year before.

The quarter’s revenues, 365 million dollars, were down 11.0% year-on-year in the face of aggressive commercial promotions in the context of a slower economy. Altogether mobile voice revenues contracted 14.8% and mobile data revenues 9.0%. On the fixed-line platform revenues of 15 million dollars were down 5.4%.

At 152 million dollars, EBITDA fell 13.2% in relation to the year-earlier quarter. The EBITDA margin was 41.7% of revenues, down from 42.8% a year before. The annual comparison is affected by the “market share” tax that we began paying in the third quarter of last year.

Income Statement (IFRS) Ecuador Millions of Dollars
	1Q16	1Q15	Var.%
Total Revenues*	365	410	-11.0%
Total Service Revenues	319	363	-12.1%
Wireless Revenues	352	397	-11.2%
Service Revenues	306	350	-12.5%
Equipment Revenues	46	47	-2.0%
Fixed Line and Other Revenues	15	16	-5.4%

EBITDA	152	175	-13.2%
% total revenues	41.7%	42.8%

EBIT	100	126	-20.0%
%	27.5%	30.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	8,665	10,505	-17.5%
Postpaid	2,621	2,396	9.4%
Prepaid**	6,044	8,108	-25.5%
MOU	208	195	7.0%
ARPU (US$)	12	11	13.2%
Churn (%)	3.7%	6.9%	(3.1)
Revenue Generating Units (RGUs)*	354	357	-0.6%
* Fixed Line, Broadband and Pay TV
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

After postpaid net additions of 90 thousand subs in the first quarter and prepaid disconnections of 103 thousand subs we ended March with 12.1 million wireless subscribers, with our postpaid subscriber base increasing 5.7% year-on-year. In addition to our mobile subscriber base we had 1.4 million fixed-line RGUs, 14.1% more than a year before.

First quarter revenues, 1.3 billion soles, declined 6.3% relative to the prior year. Wireless voice revenues were 16.7% lower than a year before on the back of a 63% cut in mobile termination rates and the impact of commercial promotions carried out in the period. Mobile data revenues were up 6.4% and fixed-line service revenues—which account for 18% of the total—11.2% on the back of fixed-data and PayTV revenue growth of 17.1% and 17.6%, respectively.

EBITDA came in at 255 million soles, equivalent to 20.1% of revenues. The reduction in EBITDA from the prior year is in part a consequence of the elimination of asymmetric termination rates that has resulted in higher interconnection costs to the company.  It also stems from an increase in service costs attributable to spectrum constraints.

Income Statement (IFRS) Peru Millions of Soles
	1Q16	1Q15	Var.%
Total Revenues*	1,272	1,358	-6.3%
Total Service Revenues	1,127	1,197	-5.8%
Wireless Revenues	1,064	1,168	-9.0%
Service Revenues	913	1,005	-9.2%
Equipment Revenues	143	159	-9.9%
Fixed Line and Other Revenues	208	190	10.0%

EBITDA	255	399	-36.0%
% total revenues	20.1%	29.4%

EBIT	90	249	-63.7%
%	7.1%	18.3%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	12,070	12,390	-2.6%
Postpaid	4,107	3,886	5.7%
Prepaid	7,963	8,504	-6.4%
MOU	150	151	-0.7%
ARPU (Sol)	25	27	-6.1%
Churn (%)	5.1%	4.8%	0.3
Revenue Generating Units (RGUs)*	1434	1257	14.1%
* Fixed Line, Broadband and Pay TV

Central America

Our operations in Central America added 267 thousand new wireless subscribers in the quarter bringing the total to 15.6 million wireless subscribers at the end of March, up 8.7% year-on-year. At 5.1 million, fixed RGUs were 8.0% higher than a year before; the growth came mostly from broadband accesses, which jumped 17.0% over the year.

Our revenues totaled 551 million dollars and were 4.8% higher than a year before. Wireless service revenues rose 7.3% on the back of data revenues that expanded at constant exchange 19.9% rates on the mobile platform—particularly in Guatemala and Honduras—and 10.7% on the fixed-line platform. PayTV revenue growth was 4.8%. Wireless voice revenues were almost identical to those of the year-earlier quarter but fixed voice revenues continued to drop.

EBITDA of 191 million dollars was up 9.6% relative to the precedent year with the EBITDA margin rising to 34.7% of revenues, 1.5 percentage points more than in 2015.

Income Statement (IFRS) Central America Millions of Dollars
	1Q16	1Q15	Var.%
Total Revenues*	551	526	4.8%
Total Service Revenues	518	496	4.4%
Wireless Revenues	374	346	7.9%
Service Revenues	340	316	7.3%
Equipment Revenues	33	29	11.9%
Fixed Line and Other Revenues	181	182	-0.4%

EBITDA	191	175	9.6%
% total revenues	34.7%	33.2%

EBIT	56	31	78.7%
%	10.1%	5.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	15,584	14,339	8.7%
Postpaid	2,261	1,988	13.7%
Prepaid	13,323	12,350	7.9%
MOU	173	197	-11.8%
ARPU (US$)	7	8	-1.7%
Churn (%)	6.4%	5.6%	0.8
Revenue Generating Units (RGUs)*	5,071	4,696	8.0%
* Fixed Line, Broadband and Pay TV

Caribbean

After net additions of 70 thousand subscribers our wireless base ended the quarter with 5.3 million subs, 4.0% more than a year before. Additionally, we had 2.6 million fixed RGUs, an increase of 6.9%.

At 468 million dollars, first quarter revenues were slightly down year-on-year, 0.7%, with service revenues declining 2.4%. On the wireless platform, service revenues contracted 7.1% with voice revenues falling 14.8%—reflective of a sharp decline in Puerto Rico—and data revenues increasing 10.7%. The fixed division posted a 1.2% increase in service revenues mostly driven by PayTV, that is growing double digits in both islands.

Our first quarter EBITDA of 132 million dollars is 6.5% lower that last year’s with an EBITDA margin that came in at 28.2% of revenues. The margin decline is associated with our operations in Puerto Rico since the Dominican Republic posted a margin expansion of 2.9 percentage points in the quarter.

Income Statement (IFRS) Caribbean Millions of Dollars
	1Q16	1Q15	Var.%
Total Revenues*	468	471	-0.7%
Total Service Revenues	433	449	-3.5%
Wireless Revenues	257	260	-1.3%
Service Revenues	226	243	-7.1%
Equipment Revenues	32	18	80.3%
Fixed Line and Other Revenues	212	211	0.2%

EBITDA	132	141	-6.5%
% total revenues	28.2%	30.0%

EBIT	52	56	-7.4%
%	11.2%	12.0%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Caribbean Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	5,331	5,126	4.0%
Postpaid	1,712	1,572	8.9%
Prepaid	3,620	3,555	1.8%
MOU	280	306	-8.4%
ARPU (US$)	14	16	-10.3%
Churn (%)	3.6%	3.7%	(0.1)
Revenue Generating Units (RGUs)*	2,553	2,388	6.9%
* Fixed Line, Broadband and Pay TV

United States

We ended March with 25.2 million clients in the U.S. following net disconnections of 458 thousand subs in the quarter, most of them under the TracFone, a voice-only brand, and SafeLink brand.  As regards the latter, we must de-enroll subscribers that did not confirm continued eligibility as of December 31st.

The quarter’s revenues of 1.8 billion dollars were down 3.3% compared to the prior year as a result of a 22.0% decline in equipment revenues. Service revenues were slightly lower than last year, -0.5%, reflecting the loss of TracFone and SafeLink clients although ARPU was up 1.4% to 21 dollars per user.

EBITDA declined 24.2% from a year before to 162 million dollars. The EBITDA margin stood at 9.2% down from 11.8% in the year-earlier quarter. We have intensified marketing for our StraightTalk brand, which continues to show solid growth in what remains a very competitive environment.

Income Statement (IFRS) United States Millions of Dollars
	1Q16	1Q15	Var.%
Total Revenues	1,755	1,816	-3.3%
Service Revenues	1,565	1573	-0.5%
Equipment Revenues	190	243	-22.0%
EBITDA	162	214	-24.2%
% total revenues	9.2%	11.8%

EBIT	150	203	-25.8%
%	8.6%	11.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

United States Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	25,211	25,688	-1.9%
MOU	501	524	-4.4%
ARPU (US$)	21	20	1.4%
Churn (%)	4.3%	4.5%	(0.2)

Telekom Austria Group

All in, our operations in Europe ended March with 20.5 million wireless subscribers, 2.7% more than a year before. This figure reflects the acquisition of ONE in Macedonia, in absence of which our wireless sub base would have remained flat as compared to last year’s. Our postpaid subscriber base rose 4.5% year on year—2.4% organically—having registered solid net additions in Austria, Serbia and Slovenia. We also had 5.6 million fixed-RGUs, up 3.3% on a comparison basis, and 25.5% following acquisitions in Bulgaria, Slovenia and Croatia that brought about an increase of 85.7% of our PayTV base and of 23.3% in the total number of broadband accesses.

First quarter revenues topped one billion euros, down 2.2% on a pro-forma basis. Total revenues in Austria were up 1.2% annually mostly driven by higher equipment revenues from a greater number of high-value postpaid additions. Croatia and Serbia registered revenue growth on account of better operating mobile trends and, in the latter, due to an increase in interconnection revenues. Macedonia was stable on an annual comparable, while in Bulgaria, Belarus and Slovenia we registered revenue declines. Adjusting for the depreciation of the Belarusian ruble and for extraordinary items booked in 2015 in Slovenia, these operations would have registered positive revenue growth.

Pro-forma EBITDA declined 2.5% year on year to 334.4 million euros. Correcting for one-off items in 2015, the group’s EBITDA would have risen 3.3% relative last year’s quarter.

Income Statement (IFRS) - Proforma Telekom Austria Group* Millions of Euros
	1Q16	1Q15	Var.%
Total Revenues	1009	1033	-2.2%
Wireless Revenues	629	650	-3.2%
Service Revenues	520	532	-2.3%
Equipment Revenues	90	74	21.2%
Fixed Line and Other Revenues	381	383	-0.6%

EBITDA	334	343	-2.5%
% total revenues	33.1%	33.2%

EBIT	117	139	-15.6%
%	11.6%	13.4%
*Group results are not presented pro-forma.

Telekom Austria Group Operating Data (IFRS)
	1Q16	1Q15	Var.%
Wireless Subscribers (thousands)	20,529	20,552	-0.1%
Postpaid	14,804	14,457	2.4%
Prepaid	5,726	6,095	-6.1%
MOU	298	296	0.8%
ARPU (US$)	8	9	-2.5%
Churn (%)	2.0%	1.9%	0.1
Revenue Generating Units (RGUs)*	5,594	5,415	3.3%
* Fixed Line, Broadband and Pay TV

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.
ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.
Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.
Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.
EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.
EBIT margin	The ratio of EBIT to total operating revenue.
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.
EBITDA margin	The ratio of EBITDA to total operating revenue.
EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.
Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.
Equity subscribers	Subscribers weighted by the economic interest held in each company.

GPRS	General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.
Gross additions	Total number of subscribers acquired during the period.
Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.
LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.
Market share	A company’s subscriber base divided by the total number of subscribers in that country.
MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.
Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.
Net debt	Total short and long term debt minus cash and marketable securities.
Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.
Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.
Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.
SMS	Short Message Service.
SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	1Q16	1Q15	Var.%	Jan - Mar 16	Jan - Mar 15	Var.%
Mexico
EoP	17.40	15.15	14.8%	17.40	15.15	14.8%
Average	18.04	14.93	20.8%	18.04	14.93	20.8%
Brazil
EoP	3.56	3.21	10.9%	3.56	3.21	10.9%
Average	3.90	2.86	36.1%	3.90	2.86	36.1%
Argentina
EoP	14.70	8.82	66.7%	14.70	8.82	66.7%
Average	14.45	8.69	66.3%	14.45	8.69	66.3%
Chile
EoP	670	627	6.9%	670	627	6.9%
Average	702	624	12.4%	702	624	12.4%
Colombia
EoP	3,022	2,576	17.3%	3,022	2,576	17.3%
Average	3,255	2,465	32.0%	3,255	2,465	32.0%
Guatemala
EoP	7.71	7.64	0.9%	7.71	7.64	0.9%
Average	7.68	7.64	0.5%	7.68	7.64	0.5%
Honduras
EoP	22.79	22.06	3.3%	22.79	22.06	3.3%
Average	22.71	21.89	3.8%	22.71	21.89	3.8%
Nicaragua
EoP	28.27	26.92	5.0%	28.27	26.92	5.0%
Average	28.10	26.76	5.0%	28.10	26.76	5.0%
Costa Rica
EoP	542	539	0.6%	542	539	0.6%
Average	543	542	0.1%	543	542	0.1%
Peru
EoP	3.33	3.10	7.5%	3.33	3.10	7.5%
Average	3.45	3.06	12.8%	3.45	3.06	12.8%
Paraguay
EoP	5,629	4,799	17.3%	5,629	4,799	17.3%
Average	5,796	4,754	21.9%	5,796	4,754	21.9%
Uruguay
EoP	31.74	25.71	23.5%	31.74	25.71	23.5%
Average	31.54	24.78	27.3%	31.54	24.78	27.3%
Dominican Republic
EoP	45.84	44.76	2.4%	45.84	44.76	2.4%
Average	45.74	44.78	2.1%	45.74	44.78	2.1%
Austria
EoP	0.88	0.93	-5.7%	0.88	0.93	-5.7%
Average	0.91	0.89	2.0%	0.91	0.89	2.0%

Exchange Rates Local Currency units per Mexican Peso
	1Q16	1Q15	Var.%	Jan - Mar 16	Jan - Mar 15	Var.%
USA
EoP	0.06	0.07	-12.9%	0.06	0.07	-12.9%
Average	0.06	0.07	-17.2%	0.06	0.07	-17.2%
Brazil
EoP	0.20	0.21	-3.4%	0.20	0.21	-3.4%
Average	0.22	0.19	12.6%	0.22	0.19	12.6%
Argentina
EoP	0.84	0.58	45.2%	0.84	0.58	45.2%
Average	0.80	0.58	37.6%	0.80	0.58	37.6%
Chile
EoP	38.5	41.3	-6.9%	38.5	41.3	-6.9%
Average	38.9	41.8	-6.9%	38.9	41.8	-6.9%
Colombia
EoP	173.7	170.0	2.2%	173.7	170.0	2.2%
Average	180.4	165.1	9.3%	180.4	165.1	9.3%
Guatemala
EoP	0.44	0.50	-12.2%	0.44	0.50	-12.2%
Average	0.43	0.51	-16.8%	0.43	0.51	-16.8%
Honduras
EoP	1.31	1.46	-10.0%	1.31	1.46	-10.0%
Average	1.26	1.47	-14.1%	1.26	1.47	-14.1%
Nicaragua
EoP	1.62	1.78	-8.6%	1.62	1.78	-8.6%
Average	1.56	1.79	-13.1%	1.56	1.79	-13.1%
Costa Rica
EoP	31.2	35.6	-12.4%	31.2	35.6	-12.4%
Average	30.1	36.3	-17.2%	30.1	36.3	-17.2%
Peru
EoP	0.19	0.20	-6.4%	0.19	0.20	-6.4%
Average	0.19	0.20	-6.7%	0.19	0.20	-6.7%
Paraguay
EoP	323.0	317.0	2.1%	323.0	317.0	2.1%
Average	321.0	318.0	0.9%	321.0	318.0	0.9%
Uruguay
EoP	1.82	1.70	7.5%	1.82	1.70	7.5%
Average	1.75	1.66	5.4%	1.75	1.66	5.4%
Dominican
EoP	2.63	2.95	-10.8%	2.63	2.95	-10.8%
Average	2.54	3.00	-15.5%	2.54	3.00	-15.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jimenez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact